

June 11, 2025

Bihua Chen
Chief Executive Officer
Helix Acquisition Corp. II
200 Clarendon Street, 52nd Floor
Boston, MA 02116

Eli Wallace
Chief Executive Officer
TheRas, Inc.
256 E. Grand Avenue, Suite 104
South San Francisco, CA 94080

> **Re: Helix Acquisition Corp. II**
> **TheRas, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-4**
> **Submitted May 30, 2025**
> **CIK No. 0001869105**

Dear Bihua Chen and Eli Wallace:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-4

Dilution, page 236

1. We note the revisions made to your tabular dilution disclosure in response to prior comment 10. Please revise your calculation of net tangible book value per share for

each redemption scenario to exclude the effects of the Business Combination. In this regard, we note that you currently include an adjustment to the numerator to reflect BBOT net assets and an adjustment to the denominator to reflect conversion of BBOT shares into PubCo common stock. Item 1604(c) of Regulation S-K specifies that net tangible book value per share, as adjusted should exclude the de-SPAC transaction itself.

Information about BBOT
BBOT's Business, page 260

2.   We note your response to prior comment 15. Please revise this section to disclose when you expect to complete enrollment for each of your clinical trials, so that investors can better understand your trial progress.

        Please contact Bonnie Baynes at 202-551-4924 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Joshua Gorsky at 202-551-7836 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joel Rubinstein, Esq.
        Maggie L. Wong, Esq.